FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File No. 000-49751

CATALYST PAPER CORPORATION

(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane

Richmond

British Columbia, Canada V7B 1C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

Date: March 6, 2013	By:	/s/ David Adderley
Name: David Adderley
Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2012
99.2	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012
99.3	MANAGEMENT'S DISCUSSION & ANALYSIS
99.4	CERTIFICATION OF KEVIN J. CLARKE, PRESIDENT AND CHIEF EXECUTIVE OFFICER
99.5	CERTIFICATION OF BRIAN BAARDA, CHIEF FINANCIAL OFFICER